Exhibit (k)(2)

PERMAL HEDGE STRATEGIES FUND II

SHAREHOLDER SERVICES AND

DISTRIBUTION PLAN

June 3, 2013

WHEREAS, the Board of Trustees (the “Board”) of Permal Hedge Strategies Fund II (the “Fund”) wishes to adopt this Shareholder Services and Distribution Plan (“Plan”) for the Fund’s shares of beneficial interest (the “Shares”), as it may be amended from time to time, to be effective as of the date set forth above;

NOW, THEREFORE, this Plan is adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Rule”), with respect to the Shares as listed in Appendix A, subject to the following terms and conditions:

Section 1. Annual Fee.

(a) Service and Distribution Fee for the Shares. For the Shares, the Fund may pay to one or more principal underwriters, broker-dealers, financial intermediaries (which may include banks), and others that enter into a distribution, underwriting, selling or service agreement with respect to the Shares (each of the foregoing a “Servicing Party”) a service and distribution fee, provided that the aggregate amount of all such payments with respect to the Shares does not exceed an amount calculated at the annual rate set forth in Appendix A (the “Service Fee”).

(b) Payment of Fees. The Service Fees described above will be calculated and paid monthly by the Fund with respect to the Shares as provided in Appendix A.

The Fund is authorized to engage in the activities listed herein either directly or through other entities.

Section 2. Expenses Covered by the Plan.

With respect to the fees payable by the Shares, the Service Fees may be used by a Servicing Party for expenses related to the Shares, including without limitation: (a) costs of printing and distributing the Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (b) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing shareholders; (c) an allocation of overhead and other branch office distribution-related expenses of a Servicing Party; (d) payments made to, and expenses of, a Servicing Party (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund shareholders in connection with the distribution of the Fund’s shares, including but not limited to, office space and equipment, communication facilities, answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-accounting and recordkeeping services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, maintaining and servicing shareholder accounts (including the payment of a continuing fee to financial consultants); and (e) interest-related expenses, or the cost of capital associated with, the financing of any of the foregoing; provided, however, that (i) the Service Fee that may be used by the Servicing Party to cover expenses primarily intended to result in the sale of shares, including, without limitation, payments to the Servicing Party and other persons as compensation for the sale of the shares (including payments that may be deemed to be selling concessions or commissions) may not exceed the maximum amount, if any, as may from time to time be permitted for such services under the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2830 or any successor rule, in each case as amended or interpreted by FINRA (“Rule 2830”), and (ii) the Service Fee that may be used by the Servicing Party to cover expenses primarily intended for personal service and/or maintenance of shareholder accounts may not exceed the maximum amount, if any, as may from time to time be permitted for such services under Rule 2830. The Servicing Party may retain portions of the Service Fees in excess of its expenses incurred.

It is recognized that the Fund’s investment manager (“Manager”), sub-adviser (“Sub-Adviser”), principal underwriter, a Servicing Party, or an affiliate of the foregoing may use its management or advisory fee revenues, past profits or its resources from any other source, to make payments to a Servicing Party or any other entity with respect to any expenses incurred in connection with the distribution or marketing and sales of the Fund’s shares, including the activities referred to above. Notwithstanding any language to the contrary contained herein, to the extent that any payments made by the Fund to its Manager, Sub-Adviser, or any affiliate thereof, including payments made from such Manager, Sub-Adviser, or affiliate’s management or advisory fee or administrative fee or payments made for shareholder services should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund shares within the context of the Rule, then such payments shall be deemed to be authorized by this Plan but shall not be subject to the limitations set forth in Section 1.

It is further recognized that the Fund will enter into normal and customary custodial, transfer agency, recordkeeping and dividend disbursing agency and other service provider arrangements, and make separate payments under the terms and conditions of those arrangements. These arrangements shall not ordinarily be deemed to be a part of this Plan.

Section 3. Sales Charges

It is understood that, under certain circumstances, as disclosed in the Fund’s prospectus, an initial sales charge may be paid by investors who purchase Fund shares, and the Fund may pay to the Servicing Party, or the Fund may permit such persons to retain, as the case may be, such sales charge as full or partial compensation for their services in connection with the sale of Fund shares.

Section 4. Approval by Shareholders.

Except to the extent that, in accordance with Section 8 below, this Plan amends an existing plan adopted pursuant to the Rule with respect to the Fund, the Plan will not take effect, and no fee will be payable in accordance with Section 1 of the Plan, with respect to the Shares until the Plan has been approved by a vote of at least a majority of the outstanding voting securities. The Plan will be deemed to have been approved so long as a majority of the outstanding voting securities vote for the approval of the Plan.

Section 5. Approval by Board Members.

Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the Board and (b) those Board members who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Qualified Board Members”), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

Section 6. Continuance of the Plan.

The Plan will continue in effect until June 3, 2015 and thereafter for successive twelve-month periods; provided, however, that such continuance is specifically approved at least annually by the Board members of the Fund and by a majority of the Qualified Board Members in accordance with Section 5.

Section 7. Termination.

The Plan may be terminated at any time (i) by the Fund without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund or (ii) by a majority vote of the Qualified Board Members.

Section 8. Amendments.

The Plan may not be amended so as to increase materially the amounts of the fees described in Section 1, unless the amendment is approved by a vote of holders of at least a majority of the outstanding voting securities. No material amendment to the Plan may be made unless approved by the Fund’s Board in the manner described in Section 5.

Section 9. Selection of Certain Board Members.

While the Plan is in effect, the Fund shall comply with Rule 12b-1(c).

Section 10. Written Reports.

In each year during which the Plan remains in effect, the proper officers of the Fund will prepare and furnish to the Fund’s Board and the Board will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 11. Preservation of Materials.

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan.

Section 12. Meanings of Certain Terms.

As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Fund under the 1940 Act, by the Securities and Exchange Commission (the “Commission”), or as interpreted by the Commission.

Section 13. Limitation of Liability

The Fund’s Declaration of Trust is on file with the Office of the Secretary of the State of Maryland, and notice is hereby given that this Plan has been adopted on behalf of the Fund by the Trustees of the Fund in their capacity as Trustees of the Fund and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

Section 14. Governing Law

This plan shall be governed by, and construed in accordance with, the laws of the State of New York.

APPENDIX A

SHAREHOLDER SERVICES AND DISTRIBUTION PLAN

Name of Class	Aggregate Fees[1]
Broker Shares	Services Fee 0.25% Distribution Fee 0.55%

[1]	Expressed as an annual rate of the average monthly net assets of the Fund.